

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
5345 E. N. Belt Road
North Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 31, 2023**
> **File No. 000-56579**

Dear Paolo Tiramani:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 31, 2023

Implications of Being an Emerging Growth Company, page 3

1. Please revise your disclosure here and throughout your registration statement to remove any statement that you are subject to the requirements of Regulation A reporting and clearly state that you are subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Your Form 10 registration statement under Section 12(g) became automatically effective 60 days after it was filed.

Item 1. Business
Product Features, page 7

2. Please clarify your disclosure in the table to reflect which product features you currently have versus those you plan to offer.

Item 1A. Risk Factors, page 17

3.   We note that several of your risk factors highlight the risk that inflationary trends could affect your business due to a reduction in housing demand and increased pricing for materials. Please update both the Risk Factor and the Management's Discussion and Analysis sections if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

As we grow our business, we may not be able to manage our growth successfully, including development of our internal controls., page 18

4.   Please revise your disclosure to state whether the fraudulent conduct you discovered had any material impact on your internal controls or operations.

Item 2. Financial Information, page 24

5.   We note your statement that "[t]he purchase of the reserved Casitas by each of those potential customers who have placed deposits represents potential revenue of $900 million, and potential revenue of over $10 billion if all potential customers, including those who have not placed deposits, were to order one Casita." Please disclose a reasonable basis for these projections or delete. See Item 10(b) of Regulation S-K.

6.   Please expand your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations. For example, you state that the cost of goods sold for the three and six months ended June 30, 2023 decreased and that costs include raw materials, assembly costs, shipping, and labor without quantifying the impact attributed to each component. Also describe unusual or infrequent events, significant economic changes, and significant components of revenues and expenses. For example, your discussion of the decrease in revenues for the same periods does not explain whether the permitting process delay was a one-time event or may continue in the future and the impact on future revenues. See Item 303(b)(2) and (c) of Regulation S-K.

Trend Information, page 25

7.   You reference elsewhere in your registration statement the section "Unit Economics" within Trend Information discussing the refinement and scalability of your operations such that you anticipate achieving positive net revenues. We are unable to locate such disclosure. Please advise.

Planned Timeline, page 34

8.   In your planned timeline over the next twelve months, please disclose your estimate of the funds necessary to complete the projects and the amounts and sources of such funds.

Item 10. Recent Sales of Unregistered Securities, page 50

9.   Please include all your recent sales of unregistered securities, such as your sales of preferred stock in 2023 on FrontFundr.com. For each transaction, please provide the disclosure required by Item 701 of Regulation S-K, including the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and the facts relied upon to make the exemption available.

Item 15. Financial Statements and Exhibits
Note 3 - Investments, page F-28

10.   We note you classify the unrealized gains/losses on your investments in the statements of operations. However, we did not note your accounting policies for your investments, which primarily consist of U.S. treasury notes. Revise to provide your accounting policy for your investments, as required by ASC 320-10-50.

Note 6 - Debt
Convertible Notes Payable, page F-30

11.   We note your disclosures stating you converted promissory notes on April 1, 2022 and that the conversion rates used were significantly different than the stated conversion rates in the convertible promissory notes. We further note that this conversion caused you to issue 779,483,823 shares of Non-Voting Series A-1 Preferred Stock valued at $623.6 million to convert the principal amount due of $44.8 million and $2.0 million of accrued interest. Please provide for us the initial terms, as well as the amended terms and address why the notes were not converted at the conversion rates initially agreed upon.

Note 9 - Stockholders' Equity (Deficit)
Sale of Preferred Stock, page F-33

12.   We note your disclosure stating you sold 741,700 Preferred Series A-1 shares for gross proceeds of approximately $59 thousand (at $0.079 per share). We further note you reported 741,700 Preferred Series A-1 shares being issued in the Statements of Changes to Stockholders' Equity (Deficit) on page F-21 for proceeds of approximately $593 thousand (at $0.80 per share). Please reconcile these amounts and revise the filing accordingly.

Note 11 - Subsequent Events, page F-36

13.   We note your disclosure pertaining to preferred stock offerings during January through June 2023 pertaining to U.S. and Canadian capital raises. Please reconcile the amounts provided herein to your interim statement of changes to stockholders' equity for the period ended June 30, 2023 and advise or revise the filing as needed.

Exhibits

14.	The disclosure on your website states that you entered into a partnership with Elevate.Money, Inc. in April 2023. Please file the partnership agreement as an exhibit or advise.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Andrew Stephenson